Exhibit 99.1

Vimicro Announces Unaudited Second-Quarter 2015 Financial Results

Second-Quarter 2015 Financial Highlights

- Second-quarter revenues of $31.7 million, up 32.1% year over year

- Quarterly video surveillance revenues of $30.3 million, up 50.8% year over year

- Quarterly gross margin at 47.5%, as compared to 37.8% year over year, and 40.1% quarter over quarter

- Quarterly non-GAAP net income attributable to Vimicro of $6.0 million, as compared to non-GAAP net income attributable to Vimicro of $2.8 million year over year

- Non-GAAP net income attributable to Vimicro per diluted ADS at $0.17 for the quarter, as compared to $0.10 per diluted ADS year over year

BEIJING, August 13, 2015 /PRNewswire/ -- Vimicro International Corporation (NASDAQ: VIMC) ("Vimicro" or the "Company"), a leading video surveillance technology and solution provider in China, today announced financial results for the second quarter ended June 30, 2015.

Second-Quarter 2015 Results

Net revenue in the second quarter of 2015 was $31.7 million, as compared to net revenue of $24.0 million in the year-ago quarter and $19.2 million in the first quarter of 2015. Video surveillance revenues were $30.3 million in the second quarter, representing 95.6% of total net revenues and up 50.8% year over year.

Gross profit in the second quarter was $15.1 million, as compared with $9.1 million in the year-ago quarter and $7.7 million in the first quarter of 2015. The gross margin in the second quarter was 47.5%, as compared to 37.8% in the year-ago quarter and 40.1% in the first quarter of 2015. The higher margin in the quarter was a result of several projects with relatively higher margin recognized during the quarter.

Operating expenses in the second quarter of 2015 were $9.0 million, as compared to $10.3 million in the year-ago quarter and $7.6 million quarter over quarter. Research and development expenses were $2.0 million for the second quarter net of $3.2 million government grants applied (research and development expenses would have been $5.2 million without government grants for the quarter), as compared to $1.8 million year over year and $1.9 million quarter over quarter. Sales and marketing expenses were $2.8 million for the second quarter, as compared to $2.4 million year over year and $2.3 million quarter over quarter. General and administrative expenses were $4.2 million in the second quarter, as compared to $6.1 million year over year and $3.4 million quarter over quarter.

Operating income was $6.0 million in the second quarter of 2015, as compared to the operating loss of $1.2 million in the year-ago quarter and the operating income of $0.2 million quarter over quarter.

The equity in loss of an equity investee was $2.4 million in the second quarter of 2015, as compared to the equity in profit of an equity investee of $1.8 million year over year and the equity in loss of an equity investee of $0.5 million quarter over quarter.

Net loss attributable to non-controlling interests was $1.3 million in the second quarter of 2015, as compared to net loss attributable to non-controlling interests of $0.9 million year over year and net income attributable to non-controlling interests of $1.5 million quarter over quarter.

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In the second quarter of 2015, non-GAAP net income attributable to Vimicro was $6.0 million, or approximately $0.17 per ADS on a diluted basis, as compared to a non-GAAP net income attributable to Vimicro of $2.8 million, or $0.10 per diluted ADS in the year-ago quarter. Non-GAAP net income attributable to Vimicro in the second quarter of 2015 and the year-ago quarter excludes $0.8 million and $0.1 million of non-cash, share-based compensation, respectively. GAAP net income attributable to Vimicro in the second quarter was $5.3 million, or $0.15 per diluted ADS, as compared to net income of $2.7 million, or $0.10 per diluted ADS, in the year-ago quarter.

Balance Sheet

As of June 30, 2015, the Company had cash and cash equivalents of approximately $37.7 million. Total current assets were approximately $201.8 million, and Vimicro had working capital of approximately $88.2 million and $24.0 million of long-term bank loans and liabilities on its balance sheet as of June 30, 2015.

Recent Events

- Winning of competitive bid for the provision of SVAC-compliant video surveillance cameras and system to Jincheng Municipal Government in Shanxi Province, with contract value of $22 million;

- Multiple contract wins in Taiyuan City, Shanxi Province, to provide SVAC-compliant video surveillance cameras and system of traffic control and monitoring to the Traffic Police Detachment of Taiyuan City, aggregated to $12.88 million.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China's fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro's ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol "VIMC".

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro's expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro's annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

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Non-GAAP Measures

To supplement the consolidated financial statements presented in accordance with GAAP, Vimicro uses non-GAAP measures of non-GAAP income/(loss) from operations, non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation and non-GAAP net income/(loss) from operations attributable to Vimicro International Corporation per diluted ADS, which are adjusted from the most directly comparable financial measures calculated and presented in accordance with GAAP to exclude share-based compensation expenses. These non-GAAP financial measures are provided to enhance investors' overall understanding of the Company's financial performance as they exclude share-based expenses that are not expected to result in future cash payments. The non-GAAP measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in its business for the foreseeable future. Vimicro believes that both management and investors benefit from referring to these non-GAAP measures in assessing the performance of Vimicro's liquidity and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management's internal comparisons to Vimicro's historical liquidity. Vimicro computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most comparable to non-GAAP financial measures and the related reconciliations between financial measures.

Currency Translation

This announcement contains translations of certain RMB amounts into U.S. dollars. Unless otherwise noted, all translations from RMB to U.S. dollars are based on the applicable exchange rates quoted by the People’s Bank of China, Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains, and losses are translated using the average rate for the period. Translation adjustments arising from these are reported as foreign currency translation adjustments and have been shown as a component of other comprehensive income or loss in the consolidated statements of comprehensive income.

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VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED BALANCE SHEETS

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	June 30,	March 31,
	2015	2015
	(Unaudited)	(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	37,665	57,971
Restricted cash	27	27
Accounts receivable, net of provision	22,191	26,038
Amounts due from related parties, net of provision	117,949	120,124
Inventories	15,215	15,089
Prepayments and other current assets, net of provision	7,710	6,805
Deferred tax assets	1,015	1,010
Total current assets	201,772	227,064
Long-term investment	604	601
Property, equipment and software, net	62,956	57,604
Land use rights	15,216	15,188
Deferred tax assets-non current	704	700
Other long-term assets	1,582	1,587
Total assets	282,834	302,744

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	37,474	47,950
Amounts due to related parties	54	6,586
Taxes payable	18,144	18,040
Advances from customers	23,638	23,623
Accrued expenses and other current liabilities	15,891	11,272
Deferred government grant	14,922	17,798
Short-term bank loan	1,963	1,954
Deferred income from equity investee	1,469	11,833
Total current liabilities	113,555	139,056
Deferred government grant-non current	1,507	1,500
Deferred tax liabilities	5	5
Product warranty	3,526	3,432
Long-term bank loan	9,160	9,117
Other long-term liabilities	9,814	9,768
Total liabilities	137,567	162,878

Equity
Ordinary shares	16	16
Additional paid-in capital	205,797	204,884
Treasury stock at cost, net	(12,644)	(12,858)
Accumulated other comprehensive income	10,240	10,103
Accumulated deficit	(84, 954)	(90,239)
Statutory reserve	4,068	4,068
Total shareholders’ equity attributable to Vimicro International Corporation	122,523	115,974
Noncontrolling interest	22,744	23,892
Total equity	145,267	139,866
Total liabilities and equity	282,834	302,744

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VIMICRO INTERNATIONAL CORPORATION

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Amounts expressed in thousands of U.S. dollars, except number of shares and per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2015	2014	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues	31,741	24,033	50,964	40,441
Third parties	6,743	7,254	12,377	17,045
Related parties	24,998	16,779	38,587	23,396
Cost of revenues	(16,669)	(14,942)	(28,177)	(25,828)
Gross profit	15,072	9,091	22,787	14,613

Operating expenses:
Research and development, net	(2,034)	(1,781)	(3,927)	(5,635)
Selling and marketing	(2,828)	(2,436)	(5,110)	(4,793)
General and administrative	(4,183)	(6,055)	(7,568)	(8,485)
Total operating expenses:	(9,045)	(10,272)	(16,605)	(18,913)
Income/(loss) from operations:	6,027	(1,181)	6,182	(4,300)
Other income/(expense):
Interest expense, net	(134)	(34)	(185)	(35)
Foreign exchange gain/(loss)	605	(23)	472	(515)
Gain on disposal of equity interest	-	1,319	-	1,319
Other, net	642	1	642	73
Income/(loss) before income taxes and equity in profit of an equity investee:	7,140	82	7,111	(3,458)
Income tax expense	(671)	-	(671)	(208)
Income/(loss) before equity in profit of an equity investee	6,469	82	6,440	(3,666)
Equity in (loss)/profit of an equity investee, net of tax	(2,436)	1,768	(2,897)	2,137
Net income/(loss)	4,033	1,850	3,543	(1,529)
Net (loss)/income attributable to noncontrolling interest	(1,252)	(857)	241	(771)
Net income/(loss) attributable to Vimicro International Corporation	5,285	2,707	3,302	(758)
Income/(loss) per share
Basic	0.04	0.03	0.03	(0.01)
Diluted	0.04	0.02	0.02	(0.01)
Income/(loss) per ADS
Basic	0.17	0.11	0.11	(0.03)
Diluted	0.15	0.10	0.10	(0.03)
Weighted average number of ordinary shares Outstanding
Basic	123,265,907	95,319,165	118,438,212	95,716,466
Diluted	140,416,527	112,341,075	134,692,155	95,716,466
Weighted average number of ADS outstanding
Basic	30,816,477	23,829,791	29,609,553	23,929,117
Diluted	35,104,132	28,085,269	33,673,039	23,929,117
Other comprehensive income/ (loss), net of tax
Foreign currency translation adjustment, net of tax of nil	239	(1,287)	79	(1,112)
Other comprehensive income/(loss), net of tax	239	(1,287)	79	(1,112)
Comprehensive income/(loss)	4, 272	563	3,622	(2,641)
Comprehensive (loss)/income attributable to noncontrolling interest	(1,148)	(859)	269	(618)
Comprehensive income/(loss) attributable to Vimicro International Corporation	5,420	1,422	3,353	(2,023)
Components of share-based compensation expenses are included in the following expense captions
Research and development, net	(142)	(34)	(287)	(94)
Selling and marketing	(55)	(18)	(97)	(37)
General and administrative	(554)	(70)	(801)	(157)

Total	(751)	(122)	(1,185)	(288)

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Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com

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